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                            February 7, 2024

       Charles Zhang
       Chief Executive Officer
       Sohu.com Ltd
       Level 18, Sohu.com Media Plaza
       Block 3, No. 2 Kexueyuan South Road, Haidian District
       Beijing 100190
       People   s Republic of China

                                                        Re: Sohu.com Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-38511

       Dear Charles Zhang:

              We have reviewed your January 11, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Risks Related to Our Ordinary Shares and ADSs, page 41

   1.                                                   Please confirm
supplementally whether the Company has received an opinion of counsel regarding the Company
s reliance on the exclusion provided by Section 3(b)(1) of the
                                                        Investment Company Act
of 1940 (the    1940 Act   ) and, if so, whether such opinion is
                                                        qualified or
unqualified.
   2.                                                   We note the discussion
of the Company   s treatment of certificates of deposit and other
                                                        time deposits in your
comment response letters dated August 30, 2023 and January 11,
                                                        2024 (the    Response
Letters   ). Although the staff does not necessarily agree with the
                                                        commentary and legal
analysis in the Response Letters regarding this issue, we appreciate
 Charles Zhang
Sohu.com Ltd
February 7, 2024
Page 2
      that the Company is treating all such instruments as investment securities (and not cash items) for purposes of its analysis. We note that when assessing its own status under the
      1940 Act (as well as the status of its VIEs and non-VIE subsidiaries),
the Company   s
      treatment of such instruments is and will be governed by existing law and Commission guidance.
3. Please expand the investment company status risk disclosure beginning on page 41 to indicate that the Company intends to rely on the exclusion provided by
Section 3(b)(1) of
      the 1940 Act, summarizing the basis for such reliance.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameCharles Zhang
                                                           Division of
Corporation Finance
Comapany NameSohu.com Ltd
                                                           Office of Technology
February 7, 2024 Page 2
cc:       Tim Bancroft
FirstName LastName